VF 12-4-02

CM

02021654

SECU... EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 56853

RECEIVED SEC MAIL PROCESSING NOV 27 2002 WASH. D.C. 155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 19th Avenue, Suite 700
(No. and Street)

Denver, Colorado 80203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Jones 303-863-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite 1600 Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/8

OATH OR AFFIRMATION

I, Harold Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin & Company, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Harold Jones
Signature

Vice President
Title

Diane L. Rose-Parent, Notary Public
State of Colorado
My Commission Expires 5/11/2004

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

INDEPENDENT AUDITOR'S REPORT

October 23, 2002

Board of Directors
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the "Company") as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coughlin and Company, Inc., as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Hein + Associates LLP

HEIN + ASSOCIATES LLP

Denver, Colorado

COUGHLIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

ASSETS:	
Cash	$ 154,463
Cash segregated under Rule 15c3-3	2,578
Deposits with clearing organizations (cash)	51,307
Receivables	5,459
Securities owned:	
Marketable, at market value	387,528
Not readily marketable, at estimated fair value	130,952
Secured demand notes	850,000
Property and equipment, net	64,171
Other assets, net	890,341
TOTAL ASSETS	$ 2,536,799

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 91,689
COMMITMENTS (Note 8)	
SUBORDINATED BORROWINGS	850,000
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value; 100,000 shares authorized; 24,656 shares issued and outstanding	24,656
Retained earnings	1,570,454
Total stockholders' equity	1,595,110
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,536,799

See accompanying notes to these financial statements

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – The financial statements present the accounts of Coughlin and Company, Inc. (the Company), a full-service brokerage house which comprises several classes of service, including principal transactions, agency transactions, and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions – Proprietary and customer security transactions are generally recorded on settlement date, which does not differ materially from trade date accounting. Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment – Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following at September 30, 2002

Furniture and equipment	$ 160,006
Autos	55,823
Less: Accumulated depreciation	(151,658)
Total	$ 64,171

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Sales concessions are recorded on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes – The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has no provision for income taxes for the year ended September 30, 2002 due to utilization of net operating loss carryforwards. Investment securities held at year end have a tax basis (cost) in excess of book value of approximately $65,000 and net property and equipment have book values in excess of tax basis of approximately $10,000. The Company has a contribution carryforward of approximately $3,000 which

expires in 2003. The net operating loss carryfoward is approximately $89,000, which expires in 2018. The Company has a valuation allowance of $80,000 related to its net deferred tax assets at September 30, 2002, a decrease of $21,000 from September 30, 2001.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The Company makes significant assumptions concerning its not-readily marketable securities. Due to changes in market conditions and uncertainties inherent in the estimation process, it is at least reasonably possible that the estimate of fair value of certain not-readily marketable securities could change in the near term, however, management does not believe such changes will materially affect the Company's financial position or results of operations.

2. **SECURITIES OWNED**:

Marketable securities owned consist of trading and investment securities at estimated market values, as illustrated below.

Corporate stocks	$ 178,202
State and municipal obligations	9,700
Corporate nonconvertible debt	199,626
	$ 387,528

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At September 30, 2002 these securities at estimated fair value consist of equities totaling $130,952.

3. **RELATED PARTY TRANSACTIONS**:

Related party receivables generally include cash advances by the Company to certain partnerships in which the principal stockholders of the Company are partners. During fiscal 2002, advances of $32,762 were made and repayments of $37,961 were received.

Fees of $152,006 were received from entities with related officers and stockholders for services provided in connection with the development, management and sale of properties.

During fiscal 2002, property was sold to a related party by the Company for $300,000.

4. **SUBORDINATED BORROWINGS FROM SHAREHOLDERS**:

The borrowings under subordination agreements at September 30, 2002, are as follows:

Secured demand notes at 7% interest and collateralized by marketable securities, due in October 2002.	$ 850,000
	$ 850,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subsequent to year-end, all the subordinated notes and secured demand note collateral agreements were renewed and are due October 2003.

5. **PROFIT-SHARING PLAN**:

The Company has a profit-sharing plan covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the plan. Company contributions to the plan are made at the discretion of the Board of Directors. Contributions of $20,500 were approved by the Board of Directors in fiscal 2002 but have not yet been paid as of September 30, 2002.

6. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**:

In the normal course of business, the Company's activities with customers (either its own or those of correspondents) involve the execution, settlement and indirect financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

7. **CONCENTRATION OF CREDIT RISKS**:

The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

At September 30, 2002, the Company holds one not-readily marketable investment totaling $130,952, which is described in Note 2.

8. <u>COMMITMENTS</u>:

The Company is leasing its office space from an entity owned by an officer and an officer/director/shareholder of the Company through December 31, 2002. The future minimum rental commitment under this lease is $9,900 for the year ending September 30, 2003. Rent expense for the year ended September 30, 2002 was $41,700.

9. <u>NET CAPITAL REQUIREMENTS</u>:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2002, the Company had net capital of $1,631,844 which was $1,381,844 in excess of required net capital.

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

October 23, 2002

Board of Directors
Coughlin and Company, Inc.
140 E. 19th Ave., Suite 700
Denver, Colorado 80203

Dear Sirs:

In planning and performing our audit of the financial statements of Coughlin and Company, Inc. (the Company) for the year ended September 30, 2002, on which we have issued our report dated October 23, 2002, we considered its internal control structure, including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A member of
Moores Rowland International
an association of independent
accounting firms throughout

717 17th Street, Suite 1600
Denver, Colorado 80202-3330
Phone 303-298-9600

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein + Associates LLP

HEIN + ASSOCIATES LLP

Coughlin and Company, Inc.

Statement of Financial Condition
As of September 30, 2002 and
Independent Auditors' Report Supplemental
Report on Internal Control Structure

File in accordance with rule 17a-5(e)(3) as a **Public Document**.